EXHIBIT 12
GENERAL MOTORS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2004	2003	2002
	(dollars in millions)
Income from continuing operations	$2,804	$2,899	$1,813
Income tax expense (benefit)	(916)	710	578
(Income)/losses of and dividends from nonconsolidated associates	(429)	(364)	(134)
Amortization of capitalized interest	79	79	73

Income before income taxes, undistributed income of nonconsolidated associates, and capitalized interest	1,538	3,324	2,330

Fixed charges included in income
Interest and related charges on debt	12,015	9,522	8,115
Portion of rentals deemed to be interest	266	269	289

Total fixed charges included in income from continuing operations	12,281	9,791	8,404

Earnings available for fixed charges	$13,819	$13,115	$10,734

Fixed charges
Fixed charges included in income	$12,281	$9,791	$8,404
Interest capitalized in the period	38	33	74

Total fixed charges	$12,319	$9,824	$8,478

Ratios of earnings to fixed charges	1.12	1.33	1.27